3240 Bayshore Boulevard,

Brisbane, California 94005

Phone- 415-657-5500, Fax 415-330-2444

May 28, 2008

Via EDGAR and Facsimile (202) 772-9218

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mailstop 6010

Attn: Kate Tillan

Re:	Cutera, Inc.
Form 10-Q for the fiscal quarter ended March 31, 2008
File No. 000-50644

Dear Ms. Tillan:

On behalf of Cutera, Inc. (“Cutera” or the “Company”), we are responding to the Staff’s letter dated May 14, 2008 (the “Comment Letter”), relating to the above-referenced Form 10-Q. For your convenience we have repeated the Staff's comments below in bold italics face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, depending upon the context.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 11

Critical Accounting Policies and Estimates, page 13.

Fair Value Measurements, page 13

1.	Please tell us and disclose in future filings the amount of assets and liabilities you measured using significant unobservable inputs (Level 3 assets and liabilities) as a percentage of the total assets and liabilities you measured at fair value. Refer to the sample letter sent to public companies on MD&A disclosure regarding the application of SFAS 157, available at http://sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm.

In response to the Staff's comment, the Company advises the Staff that, as of March 31, 2008, total financial assets measured and recognized at fair value were $104.5 million. Of this amount, $11.5 million, or 11%, of financial assets were measured and recognized using significant unobservable inputs (Level 3). There were no non-financial assets or liabilities measured at fair value as of March 31, 2008.

Securities and Exchange Commission

May 28, 2008

In response to the Staff’s comment, in future filings, we will expand our disclosure to include a discussion of the percentage of assets and liabilities measured using significant unobservable inputs (Level 3 assets and liabilities).

2.	We note your disclosure that the valuation of auction rate securities under SFAS 157 was determined “based on expected cash flow streams and collateral values, assessments of counterparty credit quality, default risk underlying the security, market discount rate and overall capital market liquidity.” Please tell us and revise future filings to discuss the significant assumptions underlying your use of cash flow method in valuing the auction rate securities.

In response to the Staff's comment, the Company advises the Staff that observable Auction Rate Securities (or “ARS”) market information was not available to determine the fair value of our ARS. We utilized the services of an independent valuation firm to assist management by providing data and methods used in determining indicative fair values. We compared the fair value of our securities to a model using the discount rate adjustment technique as well as transaction data and bid-ask spread data for other similar illiquid securities from a secondary market.

In determining the fair value using the discount rate adjustment technique, there were several significant assumptions, including:

•	Projected interest income (3.8% to 5.6% per annum) and principal payments through the legal maturity of the securities.

•

A market risk adjusted discount rate, which was based on the one month ‘London Inter-Bank Offered Rate’ of 2.7% as of March 31, 2008 adjusted for an expected yield premium of approximately 200 to 210 basis points, to compensate for the current lack of liquidity resulting from failing auctions for such securities.

Securities and Exchange Commission

May 28, 2008

•

No default or credit risk adjustments to the discount rate, given the ARS in our portfolio were all AAA rated by a nationally recognized rating agency, collateralized by student loans and repayment of the underlying obligations guaranteed by either a U.S. federal or municipal government institution

In response to the Staff’s comments, in future filings, we will expand our disclosure and include a discussion of the significant assumptions underlying the fair value measurement of our financial assets and liabilities. Our proposed disclosure is as follows:

“Given observable ARS market information was not available to determine the fair value of our ARS, we compared the fair value of our securities to a model using the discount rate adjustment technique as well as transaction data and bid-ask spread data for other similar illiquid securities from a secondary market. In determining the fair value using the discount rate adjustment technique, there were several significant assumptions, including:

•	Projected interest income (3.8% to 5.6% per annum) and principal payments through the legal maturity of the securities.

•

Market risk adjusted discount rate, which was based on the ‘London Inter-Bank Offered Rate’ of 2.7% as of March 31, 2008 adjusted for an expected yield premium of approximately 200 to 210 basis points, to compensate for the current lack of liquidity resulting from failing auctions for such securities.

•

No default or credit risk adjustments to the discount rate, given the ARS in our portfolio were all AAA rated by a nationally recognized rating agency, collateralized by student loans and repayment of the underlying obligations guaranteed by either a U.S. federal or municipal government institution.

While our valuation model was based on both Level 2 (credit quality and interest rates) and Level 3 inputs, we determined that the Level 3 inputs were the most significant to the overall fair value measurement, particularly the estimates of risk adjusted discount rates. See Note 1 “Summary of Significant Accounting Policies” to Notes to Condensed Consolidated Financial Statements for definitions of Level 2 and Level 3 inputs. Based on the results of our fair value measurement, the net carrying value of our ARS as of March 31, 2008 was $11.5 million, which was classified as ‘Marketable investments, long term portion’ on our Condensed Consolidated Balance Sheets.”

Securities and Exchange Commission

May 28, 2008

3.	We reference the disclosure on page 13 that the valuation model reflects your intention to hold your ARS until they can be liquidated in a market that facilitates orderly transactions and your belief that you have the ability to maintain your investment indefinitely. Please tell us why you believe that investor intent should be considered in determining fair value under SFAS 157, since Level 3 analysis should only include assumptions that market participants would use in pricing the asset or liability.

In response to the Staff's comment, the Company supplementally advises the Staff that the Company’s Level 3 valuation and analysis only included assumptions that market participants would use in pricing the assets and were not based upon investor intent. The following statements in our disclosure, “The valuation model also reflected our intention to hold our ARS until they can be liquidated in a market that facilitates orderly transactions and our belief that we have the ability to maintain our investment indefinitely,” indicate that there had not been an ‘other than temporary’ impairment in the valuation of our ARS, as discussed elsewhere in that disclosure.

In response to the Staff’s comments, in future filings, we will discontinue the inclusion of the above mentioned statements in our discussion of the determination of the fair values of our financial assets and liabilities.

* * *

Additionally, in connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ RONALD J. SANTILLI
Ronald J. Santilli Executive Vice President and Chief Financial Officer